                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -------------------------

                                 SCHEDULE 13D/A
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                           Domain Energy Corporation
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  257027-10-2
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                                 (CUSIP Number)

                               John H. Pinkerton
                             Lomak Petroleum, Inc.
                      500 Throckmorton Street, Suite 1900
                            Fort Worth, Texas 76102
                                 (817) 870-2601
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  July 2, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].




                               Page 1 of 6 Pages

CUSIP No. 257027-10-2                 13D                      Page 2 of 6 Pages

------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lomak Petroleum, Inc. (34-1312571)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         BK, WC

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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  NUMBER         7       SOLE VOTING POWER
    OF
  SHARES                       3,707,900
BENEFICIALLY     ---------------------------------------
   OWNED         8        SHARED VOTING POWER
    BY                         4,570,718
   EACH          ---------------------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                               3,707,900
                 ---------------------------------------
                 10       SHARED DISPOSITIVE POWER
                               4,570,718
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,278,618
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              [ ]
------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.8%
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14       TYPE OF REPORTING PERSON
         CO
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

CUSIP No. 257027-10-2                 13D                      Page 3 of 6 Pages


THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON MAY 22, 1998, AS AMENDED PRIOR TO THE DATE HEREOF. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE RESPECTIVE MEANINGS SET FORTH IN SAID SCHEDULE 13D. THE TEXTS OF ITEMS 3 AND 5 OF SAID
SCHEDULE 13D ARE HEREBY FURTHER AMENDED AS FOLLOWS:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Lomak may be deemed to have acquired beneficial ownership of an aggregate of 7,820,718 shares of Domain Common Stock (the "Shares") pursuant to the terms of Voting and Standstill Agreement (the "Voting and Standstill Agreement") dated May 12, 1998, by and between Lomak and First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("FRLP").

         In addition, on the terms and subject to the conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement") dated May 12, 1998, by and between Lomak and FRLP, on July 2, 1998 Lomak acquired from FRLP 3,250,000 shares of Domain Common Stock (the "Purchased Shares") pursuant to the Stock Purchase Agreement in consideration for $43,875,000 in cash.

         Lomak funded the acquisition of the Purchased Shares under the revolving credit facility of that certain $400,000,000 Credit Agreement dated as of February 14, 1997 by and among Lomak, as Borrower, and the several lenders from time to time parties thereto, including Bank One, Texas, N.A. as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and NationsBank of Texas, N.A., as Documentation Agent (the "Credit Agreement"). As of July 2, 1998 and prior to the acquisition of the Purchased Shares, Lomak had approximately $91 million of available borrowing capacity under the Credit Agreement. The Credit Agreement is filed as Exhibit D hereto, and is incorporated herein by reference.

         Furthermore, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger (as amended, the "Merger Agreement") dated May 12, 1998, by and among Lomak, DEC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Lomak ("Merger Sub"), and Domain, Lomak will acquire 100% of the remaining equity interest in Domain that is not purchased by Lomak under the Stock Purchase Agreement.

         The descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in this Item 3 and in
Item 4 do not purport to be complete and are qualified in their entirety by reference to the respective agreements, copies of which are attached as Exhibits A, B, and C, respectively. Furthermore, the descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in Item 4 hereof are incorporated herein by reference.

CUSIP No. 257027-10-2                 13D                      Page 4 of 6 Pages


         On June 5, 1998, Lomak announced that its Board of Directors had approved the purchase from time to time, in open market purchases or negotiated sales, of shares Domain Common Stock or Lomak Common Stock, provided that the aggregate purchase price of such shares may not exceed $25 million. Purchases of shares pursuant to this purchase program (the "Purchase Program") will be funded with internally generated funds and borrowings under the Credit Agreement. As required by the terms of the confidentiality agreement between Lomak and Domain dated March 31, 1998, the Board of Directors of Domain has consented to the purchase of shares of Domain Common Stock under the Purchase Program.

         On June 10, 1998, Lomak made its first purchases of Domain Common Stock under the Purchase Program. Through July 6, 1998, Lomak had acquired an aggregate of 457,900 shares of Domain Common Stock under the Purchase Program for an aggregate consideration of $5,479,162 (excluding aggregate brokerage commissions of $22,895).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) According to Domain's Quarterly Report on Form 10-Q for the period ended March 31, 1998, there were 15,107,719 shares of Domain Common Stock issued and outstanding. Lomak may be deemed to be the beneficial owner of the 8,278,618 Shares, which constitute approximately 54.8% of the total issued and outstanding shares of Domain Common Stock at July 6, 1998.

         (b) Pursuant to the terms of the Voting and Standstill Agreement, Lomak could be deemed to share power to direct the vote of the 4,570,718 Shares subject to such agreement with FRLP (consisting of the 7,820,718 Shares initially subject to such agreement, less the 3,250,000 Purchased Shares that are now owned by Lomak) and to share power to direct the disposition of such Shares with FRLP. Lomak has the sole voting and dispositive power with respect to the 3,250,000 Purchased Shares and the Shares purchased pursuant to the Purchase Program.

         (c) During the past 60 days, except as described above with respect to the Voting and Standstill Agreement and the Stock Purchase Agreement and except for the open market purchases pursuant to the Purchase Program set forth below, Lomak has not acquired beneficial ownership of any other shares of Domain Common Stock. The purchases set forth below were effected in brokerage transactions effected on the open market:

CUSIP No. 257027-10-2                 13D                      Page 5 of 6 Pages


               ----------------------------------------------------------------
                                                            Price Per Share
                                                              (excluding
                                                               brokerage
                     Trade Date        Number of Shares      commissions)
               ----------------------------------------------------------------
               ----------------------------------------------------------------
                  June 10, 1998               150,000              $12.1492
               ----------------------------------------------------------------
                  June 11, 1998                31,600               11.8619
               ----------------------------------------------------------------
                  June 12, 1998                97,500               11.8750
               ----------------------------------------------------------------
                  June 16, 1998                 1,500               11.5000
               ----------------------------------------------------------------
                  June 17, 1998                11,500               11.7500
               ----------------------------------------------------------------
                  June 18, 1998                 1,000               11.7500
               ----------------------------------------------------------------
                  June 19, 1998                15,000               11.7500
               ----------------------------------------------------------------
                  June 22, 1998                52,800               11.7500
               ----------------------------------------------------------------
                  June 23, 1998                77,500               11.9152
               ----------------------------------------------------------------
                  June 24, 1998                 3,000               12.0000
               ----------------------------------------------------------------
                  June 26, 1998                16,500               12.3598
               ----------------------------------------------------------------

CUSIP No. 257027-10-2                 13D                      Page 6 of 6 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Lomak Petroleum, Inc.

   July 6, 1998                     By:    /s/ John H. Pinkerton
--------------------                     --------------------------------------
        Date                        John H. Pinkerton
                                    President and Chief Executive Officer